Exhibit 12.1

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Consolidated net earnings (loss) from continuing operations	$825,838	$925,515	$739,284	$229,529	$(106,397)	$(274,944)
Add (Deduct):
Fixed charges	289,123	375,094	382,210	458,285	572,108	529,798
Capitalized interest	(46,567)	(60,808)	(61,457)	(67,955)	(53,397)	(52,651)
Earnings from unconsolidated entities, net	(145,622)	(159,262)	(134,288)	(97,220)	(31,676)	(59,935)
Distributed income from equity entities	221,279	144,045	117,938	68,319	34,945	72,976
Income tax expense (benefit)	36,598	23,090	(25,656)	106,733	3,580	1,776
Earnings, as adjusted	$1,180,649	$1,247,674	$1,018,031	$697,691	$419,163	$217,020
Fixed charges:
Interest expense	$232,577	$301,363	$308,885	$379,327	$505,215	$466,571
Capitalized interest	46,567	60,808	61,457	67,955	53,397	52,651
Portion of rents representative of the interest factor	9,979	12,923	11,868	11,003	13,496	10,576
Total fixed charges	$289,123	$375,094	$382,210	$458,285	$572,108	$529,798
Ratio of earnings, as adjusted, to fixed charges	4.1	3.3	2.7	1.5	(a)	(a)

(a)

The loss from continuing operations for 2012 and 2011 included impairment charges of $269.0 million and $147.7 million, respectively, that are discussed in our Annual Report on Form 10-K. Our fixed charges exceed our earnings (loss), as adjusted, by $152.9 million and $312.8 million for the years ended December 31, 2012 and 2011, respectively.